Filed Via Edgar

April 27, 2007

United States Securities and Exchange Commission (“SEC”)
Attn. John P. Nolan
Accounting Branch Chief
Washington, DC 20549

Re:	Independent Bank Corporation (“IBC” or the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2006 (the “10-K”) Filed March 12, 2007 File No. 000-07818

Dear Mr. Nolan,

The following is the response of IBC to your review letter dated March 21, 2007 (the “Review Letter”) with respect to the 10-K referenced above. Set forth below is the text of the comments of the SEC set forth in the Review Letter, followed in each case by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2006

Legal Proceedings, page 20

1.	We note your disclosure that as a result of the settlement of the litigation with the former shareholders of Mepco you recorded $2.8 million of other income and $1.7 million of additional claims expense related to the release of shares held in escrow. Please tell us why the shares to former shareholders of Mepco were being held in escrow and why you recognized $1.7 million expense to release the shares.

RESPONSE

The shares were being held in an escrow account at a third party pursuant to an escrow agreement with the former owners of Mepco for the sole purpose of funding any obligations to third parties (beyond the $2.7 million that IBC had previously accrued and expensed in 2004) as a result of an investigation that was conducted at Mepco in 2004. These matters were described in footnote 11 to the Company’s 2005 and 2004 financial statements. The Company also filed a Form 8-K with the SEC on October 5, 2004 to report the execution of the escrow agreement. As part of the litigation settlement with the former owners of Mepco in the first quarter of 2006, the Company agreed to terminate the escrow agreement and return the escrowed shares. Because the aggregate liability related to this investigation was determined to approximate $4.4 million(1) and the Company had previously accrued and expensed $2.7 million (with the balance of any liability covered by the shares of Company stock being held in escrow pursuant to the escrow agreement), the release of the escrowed shares and termination of the escrow agreement necessitated that the Company accrue the balance of the liability of $1.7 million ($4.4 million less $2.7 million) and record a related expense. This was recorded in the first quarter of 2006 consistent with the timing of the termination of the escrow agreement and the return of the escrowed shares to the former owners of Mepco.

(1)     This includes approximately $4.0 million related to periods prior to the Company’s acquisition of Mepco in 2003, as disclosed in the 10-K, plus an additional $0.4 million for post-acquisition liabilities.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

2.	We note your disclosure that as permitted under the terms of the merger agreement to acquire Mepco you paid the accelerated earn-out payments which totaled $8.9 million. Please tell us the following with respect to the accelerated earn-out payments:

•	why you determined to accelerate the earn-out payments;
•	the form of the accelerated earn-out payments and the $2.7 million of second year earn-out payments;
•	how the amount of the payments was determined;
•	the specific terms providing for the earn-out payments, such as any specific earnings, volume, or cash flow targets;
•	how you recorded the accelerated earn-out payments and your basis for that treatment; and
•	how you reported the cash flows related to the accelerated and second year earn-out payments on your Statements of Cash Flows.

RESPONSE

With respect to the earn-out and other contingent consideration payments related to the acquisition of Mepco in April 2003, please note the following:

•	Acceleration of Earn-Out Payments:

The Company did not choose to accelerate the earn-out payments. The option to accelerate the contingent consideration was solely that of the former owners of Mepco. Such option became exercisable based on the occurrence of certain pre-defined events in the Agreement and Plan of Merger between the parties. One of the pre-defined events was the termination of the employment agreements with the former owners of Mepco. Since these employment agreements were terminated in December 2004, this event gave rise to the former owners being able to accelerate the contingent consideration. The amount of the “Expected Contingent Consideration” in the event of acceleration was specified in the Agreement and Plan of Merger. The $8.9 million accelerated contingent consideration payment made in April 2006 was determined based on these specific terms. The Company originally accrued for the “Expected Contingent Consideration” in December 2004 (corresponding with the termination of the employment agreements with the former owners of Mepco). The former owners of Mepco elected to receive the “Expected Contingent Consideration” in early 2006 (on the last date under the terms of the Agreement and Plan of Merger for making this election) and the Company paid this out in April 2006. These matters were disclosed in footnotes 2 and 11 of the Company’s 2005 and 2004 financial statements.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

•	Form of Payments:

The form of the accelerated contingent consideration payment and the $2.7 million second year earn-out payment was 50% in the Company’s common stock and 50% in cash. The form of these payments was specified in the Agreement and Plan of Merger between the parties.

•	Amount of Payments:

The amount of the contingent consideration payments was determined based on specific formulas in the Agreement and Plan of Merger between the parties. The earn-out payments were based on a percentage of Mepco’s “Adjusted Annual Net Income” for the earn-out time period, all as specified in the Agreement and Plan of Merger. The “Expected Contingent Consideration” was specified in an exhibit to the Agreement and Plan of Merger as were the circumstances related to the acceleration of any contingent consideration as described more fully above.

•	Specific Terms of Payments:

Please see Exhibit 1 to this letter for the specific terms providing for the earn-out payments. Exhibit 1 includes excerpts from the Agreement and Plan of Merger (Sections 1.1, 1.2, 1.3, 1.4, 1.5, and Annexes IV, V and VI) pursuant to which these payments were made.

•	Accounting for Earn-Out Payments:

The accelerated earn out amount was recorded as goodwill. The original entry was made in December 2004 (coinciding with the termination of the employment agreements with the former owners of Mepco) for $8.4 million. The terms of the Agreement and Plan of Merger had a specified discount rate to be applied to the “Expected Contingent Consideration.” During each quarter after December 2004 the “Expected Contingent Consideration” was adjusted based on the elapse of time and the discount rate. The “Expected Contingent Consideration” grew to $8.9 million by the end of the first quarter of 2006 and was paid out to the former owners of Mepco in April 2006. In addition, earn-out payments were also recorded as goodwill after completion of the earn-out period and determination of the earn-out amount (if any).

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

Statement of Financial Accounting Standards No. 141, “Business Combinations” (“FAS #141”), addresses financial accounting and reporting for business combinations. Paragraphs 25 through 28 of FAS #141 provide relevant guidance for the Mepco transactions described above. In particular, paragraph 28 of FAS #141 provides that “Additional consideration may be contingent on maintaining or achieving specified earnings levels in future periods. When the contingency is resolved and additional consideration is distributable, the acquiring entity shall record the fair value of the consideration issued or issuable as an additional cost of the acquired entity.”

None of the contingent consideration payments (whether earn-out payments or the accelerated “Expected Contingent Consideration” payment) were determinable at the date Mepco was acquired. The earn-out payments (if any) were contingent on Mepco achieving specified earnings levels in future periods. The “Expected Contingent Consideration” and acceleration of the contingent consideration would only occur if a specified future event occurred and was at the option of the former owners of Mepco (in lieu of the “Expected Contingent Consideration” they could have simply continued to receive earn-out payments based on the actual performance of Mepco). Further, the employment agreements with the former owners of Mepco provided for substantive severance payments that the Company accrued for and expensed in December 2004. Therefore no argument could be made that any of the contingent consideration specified in the Agreement and Plan of Merger was to provide compensation for services. The Company believes that all of the accounting for the contingent consideration paid out in conjunction with the acquisition of Mepco was in accordance with generally accepted accounting principles and more specifically the provisions of FAS #141.

•	Recording of Cash Flows:

The accelerated contingent consideration was originally accrued for in December 2004 (entry was to debit goodwill and credit accrued expenses and other liabilities). A similar entry was made for the earn-out contingent consideration once the earn-out period concluded and the amount could be calculated. When any contingent consideration was paid out (50% in cash and 50% in common stock) the entry was to debit accrued expenses and other liabilities and credit cash, common stock and additional paid in capital. The common stock was valued based on the average last reported sales price on the NASDAQ for the 20 trading days immediately preceding the payment date. This valuation methodology was specified in the Agreement and Plan of Merger. In the Consolidated Statement of Cash Flows, the initial entry was reported as an increase in “accrued expenses and other liabilities.” When the contingent consideration was actually paid out, it was reflected as a decrease in “accrued expenses and other liabilities” in the Consolidated Statement of Cash Flows.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

Exhibit 13 —Annual Report

Managements’Discussion and Analysis

Non-Interest Expense, page 25

3.	We note your disclosure on page 26 regarding the $2.4 million loss recorded in 2006 related to a receivable due from oneof Mepco’s warranty business counterparties. Please tell us the following regarding this loss:

•	the terms of your agreement with the counterparty;
•	the facts and circumstances leading to the loss recognition;
•	how you determined to charge-off the receivable in light of the fact that the counter party has been making periodic payments on the balance owed;
•	how you determined the $.8 million in discount for imputed future interest; and
•	your basis for not reporting the loss in your provision for loan losses.

RESPONSE

With respect to the $2.4 million loss recorded in 2006 related to a receivable due from one of Mepco’s warranty business counterparties please note the following:

•	Terms of Agreement With Counterparty:

There are multiple agreements between Mepco and this warranty business counterparty, but the most significant and germane agreement is an “Agreement with Administrator.” Under the terms of this agreement, Mepco administers and operates a payment plan program to permit customers of this warranty business counterparty to purchase vehicle service contracts. The terms of this Agreement with Administrator provide for the timing and amounts that Mepco would pay to the Administrator and the payments due from the Administrator to Mepco in the event of the cancellation of a vehicle service contract (whether voluntarily by the contract holder or involuntarily based on a payment default). Mepco is required to send the counterparty monthly statements setting forth any amounts due to Mepco for these refunds. The counterparty has five days following the date the statement is sent to pay Mepco any funds due. If the counterparty does not pay Mepco by the due date, the Agreement with Administrator provides that “interest shall accrue thereon at the rate of 15% per annum from the date due until full payment is received by Mepco.”

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

•	Facts and Circumstances Leading to Loss Recognition:

In the second quarter of 2006, this warranty business counterparty did not make payments due to Mepco (pursuant to the above described monthly statements) and because of the number of payment plans associated with the counterparty, the amount of these past due payments began to accelerate quickly. Mepco began discussions with the counterparty regarding the amounts due. These matters were disclosed in the Company’s Form 10-Q for the quarter ended June 30, 2006. Further, these counterparty exposure risks in Mepco’s business have been described and disclosed in the Company’s financial statements (see for example footnote 19 in the Company’s 2006 and 2005 financial statements).

During the second and third quarters of 2006, the Company concluded that no loss should be recorded on the receivable due from this warranty business counterparty because: (a) a collateral account with marketable securities that has been pledged to Mepco was sufficient to cover the entire amount due from the warranty business counterparty; (b) a portion of the amount due from this warranty business counterparty is guaranteed by a third party with substantial financial resources; and (c) Mepco and the warranty business counterparty were cooperating to resolve the matter. In addition, in September 2006, the counterparty began making regular weekly payments to Mepco. These matters were also disclosed in the Company’s Form 10-Q for the quarter ended September 30, 2006.

In the fourth quarter of 2006, three events occurred that caused the Company to determine that it was then appropriate to recognize a loss on this receivable. The three events were: (a) in December 2006, the warranty business counterparty ceased making regular weekly payments it had earlier committed to make; (b) the cooperation between Mepco and this counterparty eroded and, despite repeated efforts, the parties were unable to reach a mutually acceptable repayment plan and, in particular, the counterparty refused to agree to pay any interest on the amounts due to Mepco; and (c) Mepco received increasing resistance from parties with obligations pursuant to the vehicle service contracts with respect to Mepco’s right to remove funds from the aforementioned collateral account (based on a claim that such account is a reinsurance reserve account used to pay customer claims on vehicle service contracts). Although the Company will vigorously defend Mepco’s security interest in this collateral account, potential litigation with these parties could call into question Mepco’s legal right to recover the amounts due from the counterparty through this collateral account or could result in a decision by Mepco not to remove funds from this account in order to avoid the costs of litigation and to maintain the relationships with these parties (with whom Mepco has other business dealings). In such event, only amounts in the account in excess of the amount needed to pay claims on the vehicle service contracts would be available to Mepco. Based on an actuarial analysis of this collateral account, Mepco obtained in January of 2007, this excess is only believed to be $652,000 (low end) to $2,095,000 (high end).

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

•	Determination to Charge Off Receivable:

See the disclosure above for additional information about the timing of the charge-off of the receivable.

The loss was determined as follows: (a) the total amount due from the warranty counterparty at December 31, 2006 was approximately $5.6 million; (b) $2.3 million of the amount due is guaranteed by a third party with substantial financial resources (a large public company rated “AA” by S&P) and is believed to be fully collectible; (c) even if Mepco is unsuccessful in accessing the entire balance of the collateral account (or determines not to do so for the reasons described above), approximately $1.7 million is believed to be collectible from the collateral account based upon a review of the actuarial analysis described above (the $1.7 million is based on the mid-point of the excess available in the account of $1.4 million plus about $0.3 million in expected future earnings in the account). This left a balance of $1.6 million on which a loss was recognized in the fourth quarter of 2006. Because this remaining amount is deemed “unsecured” and given the financial instability of the warranty business counterparty and its sporadic payment history (although regular weekly payments did again resume in January 2007 and written repayment agreements were executed in March 2007), it was determined that the “unsecured” portion of this receivable should be written off.

•	Determination of Discount:

The $0.8 million discount was determined based on the remaining balance of approximately $4.0 million ($5.6 million less the $1.6 million write-off) being collected over a 3.8 year time frame through payments of $20,000 per week using a discount rate of 11.25%. The Company does not intend to accrete any of this discount/imputed interest into income until such time as the warranty business counterparty has established a long-term reliable payment history.

•	Basis for Exclusion from Provision for Loan Losses:

The Company does not believe that the above items should be reported in the provision for loan losses. The amount due from this warranty business counterparty was not a loan. Rather it represents a trade receivable past due pursuant to the Agreement with Administrator.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

Loan Portfolio Composition, page 28

4.	To help us better understand your disclosure regarding the warranty and insurance premiums businesses of Mepco, please tell us the following:

•	the parties to the transactions, identifying with whom you enter into contractual agreements and with whom you make and receive payments;
•	the typical terms of the contractual agreements;
•	the timing of the related cash flows;
•	the procedures you undertake in the event of default, including how you would collect on the underlying collateral; and
•	how you recognize revenue on the transactions and the receivables.

RESPONSE

The following provides information on Mepco’s business. Each response is separated between the insurance premium finance business (which was sold in January 2007 and was classified as discontinued operations in the 2006 financial statements) and the warranty payment plan business (which Mepco continues to operate).

•	Parties to the Transactions:

Insurance premium finance business – Mepco had three primary counterparties in this business: (a) the insurance agent who sold the insurance to the business or the individual; (b) the general agent or insurance carrier who issued the insurance policy/policies; and (c) the business or individual that purchased the insurance. Mepco entered into premium finance agreements (essentially loan agreements), primarily with commercial entities (businesses) and more infrequently with individuals, to finance their insurance premiums. At the time the premium finance agreement was signed or shortly thereafter, Mepco funded the loan by making a disbursement to the insurance agent, general agent, or insurance carrier, as applicable. Mepco received payments (generally monthly) from the borrower under the terms of the premium finance agreement. In the event of default, pursuant to the terms of the premium finance agreement, Mepco had the right to cancel the insurance policy/policies that were financed and receive the unearned premium from either the insurance carrier or general agent (and, at times, the unearned portion of the commission paid to the insurance agent).

Warranty payment plan business – Mepco has three primary counterparties in this business: (a) the administrator, who administers the vehicle service warranty program by paying claims, etc., (b) the seller, who sells the vehicle service contract to the consumer, and (c) the consumer who purchases the vehicle service contract. Mepco has contractual relationships with the administrator and the seller (the “Agreement with Administrator” and the “Seller Agreement,” respectively).(2) The consumer enters into a “Payment Plan Agreement” with the administrator. Mepco administers the Payment Plan Agreement by funding the administrator and seller and collecting payments from the consumer. Pursuant to the Agreement with Administrator and the Seller Agreement, the executed Payment Plan Agreement is delivered to Mepco. At some time after the Payment Plan Agreement is delivered (generally one to two months later), Mepco funds the Payment Plan Agreement by making a disbursement to the administrator for the pure cost portion of the price of the vehicle service contract and by making a disbursement to the seller for its sales commission, less a discount due to Mepco for its services. Mepco collects payments from the consumer on a monthly basis under the terms of the Payment Plan Agreement. The Payment Plan Agreement is non-interest bearing. In the event that the consumer defaults under the terms of the Payment Plan Agreement, Mepco has the right to terminate the vehicle service contract. Mepco then collects the unearned pure cost portion of the vehicle service contract from the administrator and collects the unearned sales commission from the seller.

(2)     There may be additional agreements between these parties as well, such as security and control agreements pursuant to which Mepco is granted a security interest in a collateral account. In addition, the obligations of the administrator and seller to Mepco are sometimes guaranteed by the insurance carrier backing the vehicle service contracts sold.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

•	Typical Terms:

Insurance premium finance business – The premium finance agreements were interest-bearing (i.e., the borrower was required to pay interest to Mepco on the amount of the premium financed at a contractual interest rate). Most premium finance agreements had a maturity of less than one year, with the most common terms being 9 months and 10 months. A late charge (typically 5% of the monthly payment, but this varied by state) was assessed if the borrower did not make the monthly payment within the required timeframe.

Warranty payment plan business – The Payment Plan Agreement between the administrator and the consumer is generally non-interest bearing (i.e., the purchaser of the warranty is not required to pay interest if he or she decides to participate in the payment plan program rather than paying the entire price for the warranty at the time of purchase). In some situations, however, the consumer is charged interest on the portion of the warranty cost deferred under the payment plan. In those situations, Mepco administers the payment plans as if they were premium finance agreements. Most payment plans have a maturity of 12 months or 18 months. As described earlier, Mepco funds these payment plans at a discount. A late charge (typically 5% of the monthly payment, but this may vary by state) is assessed if the consumer does not make the monthly payment within the required timeframe.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

•	Timing of Cash Flows:

Insurance premium finance business – The timing of the cash flows is described above. When the premium finance agreement was executed by the borrower and delivered by the insurance agent to Mepco, an asset was recorded (finance receivable), a contra asset was recorded (unearned finance charge/income) and a payable was recorded (financed premiums payable). When Mepco disbursed funds to the insurance agent, general agent, or insurance carrier, the financed premiums payable liability was relieved. The borrower made monthly payments to Mepco pursuant to the terms of the premium finance agreement.

Warranty payment plan business – The timing of the cash flows is described above. When the Payment Plan Agreement is delivered by the administrator or seller to Mepco, an asset is recorded (finance receivable), a contra asset is recorded (unearned discount) and a payable is recorded (financed premiums payable). When Mepco disburses funds to the administrator and seller, the financed premiums payable liability is relieved. The consumer makes monthly payments to Mepco pursuant to the terms of the Payment Plan Agreement.

•	Procedures Undertaken in Event of Default:

Insurance premium finance business – The procedures that Mepco took in the event of default are described above. If the borrower defaulted under the terms of the premium finance agreement, Mepco would cancel the insurance policy/policies that were financed by sending a notice to the carrier. Typically, the premium finance agreement was structured so that the unearned insurance premium due Mepco from the carrier exceeded the balance on the loan at all times during the term of the loan. Losses arose due to: Mepco knowingly granting terms on the premium finance agreement that create “unsecured” exposure; financing “auditable” insurance policies (such as workers compensation); not canceling insurance policies on a timely basis in the event of default; fraud (misrepresentations by the insurance agent as to the nature of the insurance policies being financed); or simply misunderstanding the terms of the insurance policies being financed. Mepco provided an allowance for loan losses (and related provision) for these finance receivables.

Warranty payment plan business – The procedures that Mepco takes in the event of default are described above. If the consumer defaults under the terms of the Payment Plan Agreement, Mepco will cancel the vehicle service contract that the consumer purchased by sending notice to the administrator. The Payment Plan Agreement is structured so that the total of the unearned administrator cost and the unearned seller commission exceeds the balance due under the Payment Plan Agreement at all times during the term of the payment plan. Losses on Payment Plan Agreements are generally rare, but could occur due to: Mepco not canceling the vehicle service contract on a timely basis in the event of default; or the consumer exceeding a mileage limitation on the vehicle service contract and thereby dissipating the value of the collateral (i.e., the unearned administrator cost). Mepco provides an allowance for losses (and related provision) for these finance receivables (payment plans).

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

•	Revenue Recognition:

Insurance premium finance business – Interest income was recognized during the life of the loan (premium finance agreement) using the level yield method. Late charge revenue was recognized when it was collected.

Warranty payment plan business – The discount associated with a Payment Plan Agreement (i.e., Mepco’s payment for its services) is accreted into income during the life of the payment plan using the level yield method and is categorized as interest income. Late charge revenue is recognized when it is collected.

Non-performing Assets, page 30

5.	We note your disclosure that non-performing loans do not include $3.2 million that is due from a counter party in Mepco’s warranty payment plan business. Your referenced disclosure in “Non-interest expense” appears to address $2.4 million of recorded losses related to a Mepco receivable. Please reconcile for us these two disclosures.

RESPONSE

As described in item #3 above, $5.6 million in total was due from this warranty business counterparty at December 31, 2006. The $3.2 million represents the $5.6 million less the $2.4 million ($1.6 million charge-off and $0.8 million discount).

Allocation of the Allowance for Loan Losses, page 31

6.	With respect to your disclosure regarding the first element of your allowance for loan losses, please describe for us your process of reviewing the financial condition of the borrower and collateral at December 31, 2006, particularly in light of the weaker regional economic conditions, slowing real estate sales, and weaker real estate values in 2006. In your response, separately address how you evaluate collateral related to development loans. Please also specifically tell us whether or not you updated prior appraisals, ordered new appraisals or used other means in determining the current value of land and/or properties comprising nonperforming development and real estate related loans. Explain how you use these resulting values in determining the level of periodic provision, charge-offs or other actions taken when you compare these amounts to the revised financial condition of the borrower including any related revised collateral values.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

RESPONSE

With respect to your questions relating to the “Allocation of the Allowance for Loan Losses” on page 31, and specifically the first element, please see the responses below:

•	Process for Reviewing Borrower’s Financial Condition:

A loan impairment is recognized on all loans where full collection of contractual principal and interest is not anticipated based on our application of Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan” (“FAS #114”), within our allowance methodology. Specific reserves are assigned based on the amount of any shortfall between the realizable value of the collateral and the sum of the bank’s loan balance, the amount of interest that would accrue during the time of collection, and estimated liquidation expenses. During the initial recognition of a potential shortfall, the impairment formula is applied utilizing the best available information, which generally includes an existing appraisal. Within the impairment formula, a discount of 15 percent to 30 percent is applied before other liquidation expenses are factored to account for a less than current valuation. Market factors, surrounding property conditions and other economic characteristics are also taken into consideration. If the loan remains impaired or if legal action is required to liquidate (usually within 60 days), a new appraisal is obtained at that time. The initial estimate of impairment and specific reserve for that loan are then adjusted up or down to reflect the new market valuation.

The Company’s loan review process may also involve (depending on the particular credit characteristics of the loan being reviewed) reviewing updated financial information on borrowers to reassess their financial condition. In addition, as loan renewals or refinancings are requested, the liquid assets of guarantors are re-verified and their contingent liabilities reviewed.

The process set forth above summarizes the Company’s allowance methodology. The Company believes that this methodology is appropriate for use in various economic climates, although the Company has been more conservative in its application of this methodology as certain real estate markets within Michigan have deteriorated. Not all areas of the state have experienced identical negative trends in their real estate markets. The Company exercises judgment in discounting individual loans in order to tailor expected loss exposure based on the relative and unique risks of the particular loan. Expected cash flow, location, initial loan-to-value, and the purpose of the property are typical risk factors that are considered to determine a proper discount within the impairment analysis. As market conditions in Michigan have changed, discounts applied to existing collateral valuations have migrated to the higher levels of the range of 15 percent to 30 percent noted above.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

In addition, in light of the weaker economic conditions within the state, the Company has reviewed a larger number of commercial real estate loans compared to its normal loan review process.

•	Treatment of Collateral Valuations for Development Loans:

Collateral related to development loans is evaluated under the same impairment analysis described above; however, existing collateral valuations may be discounted at the higher end of the range given the nature of the collateral as a development project. A development loan that has elements of speculation or that involves special purpose real estate would receive a higher discount than those loans that have existing or predetermined leases with a more defined revenue stream. In addition, in determining collateral values for development project loans, the Company typically assesses the progress of the project against initial estimates and actual sales velocities against projected performance. Each loan, whether it is a development loan or not, is reviewed independently based on credit characteristics unique to its risk profile, as noted above.

•	Updated/New Appraisals:

The Company typically only orders new or updated appraisals when a loan reaches impaired status, since that is the point at which repayment no longer is realized from normal sales or revenue sources. This typically occurs after a loan is 60 to 90 days past due, but the timing could be different based on the unique credit characteristics of the loan. New appraisals are also generally ordered whenever legal action with respect to the property is commenced (which typically occurs after the loan has been classified as impaired).

•	Utilization of New Collateral Values:

If a new appraisal is obtained as a result of collections activities and reveals the likely liquidation strategy will result in a highly probable loss, a charge-off is recorded. The charge-off is recorded against the allowance for loan losses and the initial specific reserve is reduced accordingly. If the liquidation strategy is not specifically defined and the probable loss is not as certain, a corresponding entry is recorded as a revised specific reserve.

7.	As a related matter, we note your disclosure on page 58 regarding specific allocations of allowance related to impaired loans. In light of the weaker regional economic conditions and weaker real estate values in 2006, please explain to us why the specific allocations relative to impaired loans is significantly less as of December 31, 2006 compared to the prior two years.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

RESPONSE

Please refer to Exhibit 2 to this letter, which shows additional detail to the effect that specific allocations increased between 2005 and 2006, but not at the same rate as the increase in the dollar amount of impaired loans. This is primarily because partial charge-offs were processed on certain large impaired loans during 2006 in an amount equal to the identified collateral shortfalls (see Exhibit 3). These larger partial charge-offs resulted in impaired loan balances with little or no specific allocations. If the charge-offs referenced in Exhibit 3 had not been processed, these loans would have instead been assigned specific allocations. In that case, specific allocations as a percentage of impaired loans would have been above the percentages reported for 2004 and 2005 (as shown in Exhibit 4). When partial charge-offs and specific allocations for 2006 are aggregated, the total exceeds those totals for prior years both in terms of dollar amount and as a percentage of impaired loans.

In contrast, there were relatively insignificant levels of partial charge-offs during 2005, in part because of the sale of several non-performing loans during the fourth quarter of 2005. If the level of partial charge-offs during 2005 was comparable to 2006, then the ratio of specific allocations to impaired loans would have been more comparable for those two years as well.

8.	We note your disclosure that in determining the third element of your allowance, the allocation is principally based upon the ten-year average loss experience with recent years weighted more heavily. Please explain to us how you determined that this historical loss behavior was relevant to the current determination of the historical loss allocation in light of the current weaker economic conditions and real estate values, increase in net charge-offs, and increase in non-performing loans. In light of these factors, explain why this component of your allowance only increased one percent as a percentage of your total allowance for loan losses.

RESPONSE

The ten-year historical loss behavior is weighted exponentially favoring the more current years and provides a smoothing effect to lessen the impact of any anomalies relative to charge-offs. Additionally, the allowance methodology incorporates an added factor based on current delinquencies for the loan portfolios. As the impact of recent economic conditions are reflected within reported delinquencies for the period, the historical loss percentage utilized in the allowance methodology increases. Since the natural progression of historical losses is “bell shaped’ by its nature, recent historical losses are a reasonable predictor of future loses. The inclusion of a ten-year historical perspective potentially will incorporate at least one economic downturn during the cycle.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

Specific allocations, other adversely rated loans, and additional allocations based on subjective factors increased between 2005 and 2006. Because of these combined contributors, the overall allowance increase as a percentage was only slightly less (19.89%) than the rate of increase for the historical loss component alone of 21.96% (see Exhibit 5). This resulted in only a 1 percent increase in the historical component as a percentage of the total allowance. However, this metric is not considered a reasonable method of measurement for comparable purposes. The 21.96% historical component rate of increase was slightly more than the overall rate of increase in the overall allowance. This suggests that the historical component is directionally and proportionally consistent with the other allowance components that also reflect the recent negative conditions within the Michigan and overall economy.

9.	We note your disclosure that in determining the fourth element of your allowance you consider subjective factors including local and general economic trends, portfolio concentrations and changes in the size, mix and the general terms of the loan portfolios. In light of the weaker regional economic conditions and weaker real estate values in 2006 and the increase in net charge-offs and non-performing loans, please explain why the fourth element of your allowance decreased one percent as a percentage of your total allowance for loan loss.

RESPONSE

With respect to the fourth element of the allowance calculation, we do not believe that the increase in the subjective factors as a percentage of the overall allowance is a reasonable method of measurement for comparative purposes. Based on an analysis of local and general economic trends, approximately $1,062,000 was added to the subjective portion of the allowance between 2005 and 2006. Specific allocations, other adversely rated loans, and historical loss allocations also increased between 2005 and 2006. These components contributed to an overall larger increase in the total allowance than could have been realized from the increase in the subjective portion of the allowance alone (see Exhibit 5). When considered as a percentage increase of itself (16.59%), the subjective component of the allowance was directionally and proportionally consistent with the other components utilized within the allowance methodology and consistent with changing conditions within the Michigan and overall economy. The subjective component of the allowance exists to account for the imprecision in the other components of the allowance and would not necessarily increase or decrease as much as the other components, which are directly responsive to specific measures and historical experience.

Consolidated Financial Statements

Note 1 — Accounting Policies, page 47

10.	Please describe for us your manufactured home lending business and your accounting policies for recognizing manufactured home loan origination fees and commissions.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

RESPONSE

First Home Financial, Inc. (“FHF”), a subsidiary of one of our banks, originates manufactured home loans and sells a portion to third party lenders and investors. FHF also sells insurance and home warranty policies to its customers. Origination fees collected by FHF are recognized upon sale of the loan and insurance policy commissions are recognized over the period the policy is in force.

Note 7 — Intangible Assets, page 59

11.	We note your disclosure on page 60 regarding your goodwill impairment charges recorded in 2006 with respect to First Home Financial and the warranty business of Mepco. With respect to the goodwill impairment related to the Mepco warranty business, please tell us how you determined the reporting units and demonstrate how you allocated the assets and liabilities acquired and goodwill among the two reporting units at the time of the acquisition of Mepco and for periodic goodwill impairment testing prior to 2006. Refer to paragraphs 30-35 of SFAS 142.

RESPONSE

At the time of acquisition of Mepco in April 2003, the reporting unit was determined to be the entire legal entity of Mepco (which was also determined to be an operating segment of the Company under Statement of Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”). No allocation of goodwill or other intangibles between the insurance premium finance business and the warranty payment plan business was made. Mepco was (and is) the reporting unit. Discrete financial information on the insurance premium finance business and the warranty payment plan business was not produced and the management of Mepco did not review separate financial results of these “businesses.” Further, the components have similar economic characteristics. The insurance premium finance business and warranty payment plan business are similar in nature in that monthly payments are collected pursuant to a premium finance agreement/payment plan agreement, in many states vehicle service contracts are regulated as insurance (thus treated like insurance premium financing), the default servicing characteristics are the same (i.e. Mepco has a power of attorney to cancel the insurance policy/vehicle service contract), and the servicing of the premium finance agreement/payment plan agreement is being performed by the same group of employees. From the time that Mepco was acquired in April 2003 through the end of the third quarter of 2006, goodwill impairment testing was performed on Mepco in total (as described above) since that was the reporting unit.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

In December 2006, Mepco entered into a definitive agreement to sell substantially all of the assets of its insurance premium finance “business” to an unaffiliated third-party. Paragraph 39 of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS #142”), states: “When a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal.” The reporting unit was Mepco. Guidance is provided in EITF Issue No. 98-3 as to whether the assets being sold constitute a “business.” The sale by Mepco consisted of a transferred set of activities and assets that permitted the purchaser to continue normal operations and sustain a revenue stream by providing these services (insurance premium financing) to customers. More specifically, EITF Issue No. 98-3 defines a business as a “self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.” The sale by Mepco included (a) inputs (the purchaser took on employees of Mepco, assumed leased space that Mepco utilized, acquired the ability to access Mepco’s insurance premium finance customers and acquired the right to use Mepco’s name for a period of time); (b) processes (Mepco had systems, standards, and rules for the insurance premium finance business that included, but was not limited to, operational processes and risk management processes); and (c) outputs (the purchaser obtained access to Mepco’s insurance agent relationships and customers who utilize the outputs of the transferred set, i.e. Mepco’s insurance premium financing services). The sale of substantially all of Mepco’s insurance premium finance assets did not have any missing elements to conclude that the purchaser could not conduct normal operations. Thus the Company concluded that the insurance premium finance assets that were sold by Mepco constituted a business.

Paragraph 39 of FAS #142 goes on to state: “The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained. For example if a business is being sold for $100 and the fair value of the reporting unit excluding the business being sold being sold is $300, 25 percent of the goodwill residing in the reporting unit would be included in the carrying amount of the business to be sold.” The Company followed this guidance in allocating goodwill between the business retained and the business disposed of. The Company obtained a fair value (based on a valuation conducted by an independent third party) of the reporting unit (Mepco) excluding the business being sold (insurance premium finance). The price at which the insurance premium finance business was sold for and the fair value of Mepco excluding this business were used to allocate the goodwill in the same manner as provided for in paragraph 39 of FAS #142.

The Company does not believe there is any inconsistency in the determination that Mepco’s insurance premium finance operations were not a reporting unit or a component, but do constitute a “business” as defined in EITF Issue No. 98-3. We believe that paragraph 39 of FAS #142 contemplated a fact pattern such as ours.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

Note 15 — Derivative Financial Instruments, page 70

12.	For each type of hedging relationship outstanding during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133, as applicable. In your response, please specifically address the following for each type of hedging relationship:

•	the nature and specific terms of the hedged item or transaction, including any embedded options;
•	the nature and specific terms of the derivative instrument;
•	the specific documented risk being hedged;
•	the type of SFAS 133 hedge (fair value, cash flow, etc.);
•	how you assess effectiveness at inception and on an ongoing basis, including the quantitative measures you use and how you use them; and
•	the quantitative measures you use to measure ineffectiveness.

RESPONSE

We have had three basic derivative financial instruments outstanding during the periods presented that have qualified for hedge accounting under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS #133”). These are (1) pay variable interest rate swaps (Fair Value Hedge), (2) pay fixed interest rate swaps (Cash Flow Hedges) and (3) interest rate cap agreements (Cash Flow Hedges).

For each specific hedging relationship, we have detailed documentation that addresses the requirements of paragraphs 20, 21, 28 and 29 of SFAS #133 and includes the items noted in your question as follows:

(1)	Fair value hedges – pay variable interest rate swaps (the discussion related to the instruments involved in this specific hedging relationship is similar to all of our fair value hedges which totaled $489.4 million at December 31, 2006).

Hedged item – Brokered certificate of deposit, par amount $10 million, issue date 1/28/2005, maturity date 7/28/2010, callable January and July 28 beginning 7/28/2005 with 15 days call notice, step-up coupon structure with rates as follows 4.00% through 1/27/2007, 4.25% through 1/27/2008, 4.50% through 1/27/2009, 5.00% through 1/27/2010 and 6.00% through 7/28/2010. The coupons are paid semi-annually on January and July 28 beginning 7/28/2005 on an actual/365 day count. The underwriting fee on this CD was $105,000.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

Derivative instrument – pay variable interest rate swap, notional amount $10 million, effective date 1/28/2005, maturity date 7/28/2010, callable January and July 28 beginning 7/28/2005 with 20 days call notice, receive fixed step-up coupon structure with rates as follows 4.00% through 1/27/2007, 4.25% through 1/27/2008, 4.50% through 1/27/2009, 5.00% through 1/27/2010 and 6.00% through 7/28/2010. The fixed payments are received semi-annually on January and July 28 beginning 7/28/2005 on an actual/365 day count. The swap counterparty paid the bank a fee of $105,000 on the effective date of this derivative transaction. On this transaction, the bank pays variable at 6 month LIBOR less 0.0795%. Variable payments are made semi-annually on January and July 28 beginning 7/28/2005 on an actual/360 day count.

Documented risk being hedged – we are hedging the risk of changes in the fair value of the brokered certificate of deposit due to changes in LIBOR.

Assessment of effectiveness – we assess hedge effectiveness by comparing the fluctuations in the fair value of the swap with the fluctuations in the fair value of the CD.

At inception – We documented the historical relationship between changes in the fair values of the hedged item and the derivative hedging instrument over the most recent period that was equal to the maturity of the hedge. This relationship was assessed via a regression analysis whereby the change in the fair value of the derivative was regressed against the change in the fair value of the CD. The analysis considered the hedge effective as the R-squared ratio exceeded 80%.

On going basis – We document the historical relationship between changes in the fair values of the hedged item and the derivative hedging instrument over a period that is equal to the original maturity of this hedge. The initial assessment of effectiveness served as the foundation for this analysis. Actual fair values are used to populate the analysis as they become available, gradually replacing the historical data. This relationship is assessed via a regression analysis whereby the change in the fair value of the derivative is regressed against the change in the fair value of the CD. The analysis will consider the hedge effective provided the R-squared ratio exceeds 80%. The r-squared ratio has exceeded 80.0% in this transaction since its inception and therefore has been considered effective since that time.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

Quantitative measures used to measure ineffectiveness – We measure ineffectiveness by comparing the fair value of the derivative to the fair value of the CD. Any difference in fair value is considered as ineffectiveness Any hedge ineffectiveness will be recognized in current period earnings.

(2)	Cash flow hedges – pay fixed interest rate swaps (the discussion related to the instruments involved in this specific hedging relationship is similar to all of our cash flow hedges of pay fixed swaps which totaled $95.0 million at December 31, 2006).

Hedged item – Initial hedged item brokered certificate of deposit, par amount $5 million, issue date 9/1/2004, maturity date 12/1/2004, 1.25% coupon, $5,625 underwriting fee (11.25 basis points) and 1.70% all-in cost. Principal and interest are due on maturity on an actual/365 day count. At maturity, this instrument was refinanced with another short term wholesale debt instrument (i.e. a rollover strategy). Rates on the refinancing instrument will be highly correlated to the benchmark interest rate.

Derivative instrument – pay fixed interest rate swap, notional amount $5 million, effective date 8/20/2004, maturity date 2/20/2008, pay fixed rate 3.29%, receive 3 month LIBOR. Payments (on both fixed and variable sides) are due quarterly on February, May, August and November 20 beginning 11/20/2004 on an actual/360 day count.

Documented risk being hedged – We identified this interest rate swap as a hedge of our exposure to variability in future cash flows attributable to the benchmark interest rate component of the interest payments due on short term wholesale debt.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

Assessment of effectiveness — we assess hedge effectiveness via a linear regression analysis whereby changes in rates on various short term debt instruments are regressed against LIBOR (separate analysis for both 3 and 6 month LIBOR). The analysis considers the hedge effective if the R-squared ratio exceeds 80%.

At inception – We documented the historical relationship between 3 month brokered CD rates and 3-month LIBOR over the 42 quarters prior to the derivative transaction. This relationship was assessed via a regression analysis. The analysis considered the hedge effective as the R-squared ratio exceeded 80%. It was expected that this relationship would continue for the next 14 quarters which was the original term of the derivative.

On going basis – Each quarter the regression analysis of various short term wholesale debt instruments to LIBOR is updated. The analysis will consider the hedge effective provided the R-squared ratios remains in excess of 80%. This analysis now consists of 32 rolling quarters of rate history. At present, the hedged item for this transaction is a 12 month brokered CD. The 1Q07 regression analysis of 12 month CD rates against 3 month LIBOR shows an R-squared ratio in excess of 80%. Therefore, the hedge was considered effective.

Quantitative measures used to measure ineffectiveness – We measure ineffectiveness by comparing the present value of the cumulative change in the expected future cash flows of the swap with the present value of the cumulative change in the expected future cash flows of the short term wholesale debt. The net change in the cumulative cash flows will be recognized in earnings. At 1Q07 the hedged item was a 12 month CD while the swap resets quarterly off 3 month LIBOR. This reset difference created ineffectiveness which increased income by $3M during the quarter.

(3)	Cash flow hedges – interest rate caps (the discussion related to the instruments involved in this specific hedging relationship is similar to all of our cash flow hedges of interest rate caps which totaled $250.5 million at December 31, 2006).

Hedged item – Initial hedged item was a reverse repurchase agreement, amount $5 million, issue date 9/12/2005, maturity date 12/9/2005, 3.85% rate. Principal and interest are due on maturity on an actual/360 day count. At maturity, this instrument will be refinanced with another short term wholesale debt instrument (i.e. a rollover strategy). Rates on the refinancing instrument will be highly correlated to the benchmark interest rate.

Derivative instrument – interest rate cap (purchased), notional amount $5 million, effective date 9/9/2005, maturity date 9/9/2010, strike rate 4.75%, cap index 3 month LIBOR. Payments are due quarterly on March, June, September and December 9 beginning 12/9/2005 on an actual/360 day count. We paid a fee of $89,400 for this cap on the effective date. Any changes in the fair value of the derivative during the period in which the hedge is in effect will be reflected as an asset or liability with the offsetting entry to other comprehensive income. Amounts in accumulated other comprehensive income are reclassified into earnings in the same periods during which the hedged forecasted transaction affects earnings. The fair value of the cap was allocated to the respective caplets within the single cap on a fair value basis at the inception of the hedging relationship.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

Documented risk being hedged – We identified this interest rate cap as a hedge of our exposure to variability in future cash flows beyond 4.75% attributable to the benchmark interest rate component of the interest payments due on short term wholesale debt.

Assessment of effectiveness – Our assessment of hedge effectiveness is based on total changes in the option’s cash flows (that is the assessment will include the interest rate cap’s entire change in fair value). We assess hedge effectiveness via a linear regression analysis whereby changes in rates on various short term debt instruments are regressed against LIBOR (separate analysis for both 3 and 6 month LIBOR). The analysis considers the hedge effective if the R-squared ratio exceeds 80%.

At inception – We documented the historical relationship between 3 month reverse repo rates and 3-month LIBOR over the 32 quarters prior to the derivative transaction. This relationship was assessed via a regression analysis. The analysis considered the hedge effective as the R-squared ratio exceeded 80%. It was expected that this relationship would continue for the next 20 quarters which was the original term of the derivative.

On going basis – Each quarter the regression analysis of various short term wholesale debt instruments to LIBOR is updated. The analysis will consider the hedge effective provided the R-squared ratios remains in excess of 80%. This analysis consists of 32 rolling quarters of rate history. At present, the hedged item for this transaction is a 3 month brokered CD. The 1Q07 regression analysis of 3 month CD rates against 3 month LIBOR shows an R-squared ratio in excess of 80%. Therefore, the hedge was considered effective.

Quantitative measures used to measure ineffectiveness – We compute hedge ineffectiveness by using the hypothetical derivative method. This consists of comparing the change in the fair value of the actual cap with the change in the fair value of the perfectively effective cap. The amount of ineffectiveness recorded in earnings would be the excess of the cumulative change in fair value of the actual hedge over the cumulative change in the fair value of the hypothetical derivative. This computation would only yield a result if the settlement date or term of the caplet differs from the settlement date or term of the hedged instrument. At 1Q07 the hedged item was a 3 month CD, matching the reset frequency of the cap. Thus, there was no ineffectiveness in 1Q07.

United States Securities and Exchange Commission
Response to Letter Dated March 21, 2007
April 27, 2006

13.	Please tell us the nature of the hedging relationships for which you apply the “short-cut” method or “matched terms” approach for assuming no ineffectiveness. Tell us how you determine that the hedging relationship meets each of the conditions in paragraphs 68 or 65 of SFAS 133.

RESPONSE

The Company has never had any hedging relationships on which it applied the “short-cut” method or “matched terms” approach for assuming no ineffectiveness.

CONCLUSION

We believe that this letter is fully responsive to your Review Letter. Please contact the undersigned at (616) 522-1765 or by e-mail at RShuster@ibcp.com if you have any questions or require any additional information.

Very truly yours,

Robert N. Shuster
Executive Vice President and Chief Financial Officer

Exhibit 1

(Selected pages [18 in total] of the Agreement and Plan of Merger by and among Independent Bank Corporation, IBC Merger Co., Inc., Mepco Insurance Premium Financing, Inc., and The Shareholders of Mepco Insurance Premium Financing, Inc.)

Execution Draft

AGREEMENT AND PLAN OF MERGER

by and among

INDEPENDENT BANK CORPORATION,

IBC MERGER CO., INC.,

MEPCO INSURANCE PREMIUM FINANCING, INC.

and

THE SHAREHOLDERS OFMEPCO
INSURANCE PREMIUM FINANCING, INC.

February 24, 2003

TABLE OF CONTENTS

ARTICLE I THE MERGER		2

1.1	The Merger	2
1.2	Conversion of Securities	3
1.3	Contingent Adjustment to Merger Consideration	7
1.4	Conditional Acceleration of Payment of Contingent Consideration	9
1.5	Exchange of Certificates	9

ARTITICLE II FURTHER AGREEMENTS		10

2.1	Employment Agreements	10
2.2	Noncompetition Agreement	10
2.3	Lease Agreement	10
2.4	Registration of Shares	10
2.5	Independent Bank Senior Loan Agreement	10
2.6	Management Continuity Agreements	11

ARTITICLE III REPRESENTATIONS AND WARRANTIES OF SUBJECT PARTIES		11

3.1	Organization	11
3.2	Authorization; Validity	11
3.3	No Conflicts	11
3.4	Capital Stock of MEPCO	11
3.5	Transactions in Capital Stock	12
3.6	Subsidiaries	12
3.7	Predecessor Status, Etc	13
3.8	Financial Statements	13
3.9	Liabilities and Obligations	13
3.10	Personal Property	14
3.11	Significant Customers	14
3.12	Real Property	14
3.13	Insurance	15
3.14	Compensation: Employment Agreements	15
3.15	Conformity with Law; Litigation	15
3.16	Taxes	15
3.17	Absence of Changes	16
3.18	Bank Accounts; Powers of Attorney	18
3.19	Contracts with Affiliates	18
3.20	Absence of Claims Against Mepco	18
3.21	Accounts Receivable	18
3.22	Intellectual Property Rights	18
3.23	Material Contracts	19
3.24	Permits, Licenses	20
3.25	Safety	20
3.26	Employee Benefit Plans and Other Employee Matters	20
3.27	Labor Matters	21
3.28	Complete Information	22
3.29	Definition of 'Knowledge'	22

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF IBC		22

4.1	Organization	22
4.2	Capitalization	22
4.3	Authorizations; Validity	22
4.4	No Conflicts	23
4.5	Litigation	23
4.6	Taxes	23
4.7	SEC and Other Filings	24
4.8	IBC Stock	24
4.9	Financial Statements	24
4.10	Absence of Material Changes	24
4.11	Complete Information	24
4.12	Definition of 'Knowledge'	24

ARTICLE V CERTAIN COVENANTS OF THE PARTIES		25

5.1	Access and Cooperation	25
5.2	Conduct of Business Pending Closing	25
5.3	Prohibited Activities	26
5.4	Amendment of Schedules	27
5.5	Notification of Certain Matters	27
5.6	Reports and Proxy Statement of IBC	27
5.7	Press Releases	27
5.8	Conduct of Lawsuit	27
5.9	Control of System	27
5.10	Payment of Contingent Consideration	28
5.11	Directors and Officers	28

ARTICLE VI CONDITIONS PRECEDENT TO OBLIGATIONS OF IBC		28

6.1	Renewal of Representations and Warranties	29
6.2	Opinion of Legal Counsel	29
6.3	Order, Decree, Etc	29
6.4	Related Agreements	29
6.5	Capital Stock	30
6.6	Consents; Regulatory Compliance	30
6.7	Conduct of Business	30
6.8	No Litigation	30
6.9	Related Party Receivables	30
6.10	Mepco Financial Statements	30

ARTICLE VII CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SHAREHOLDERS		30

7.1	Renewal of Representations and Warranties	30
7.2	Opinion of Legal Counsel	31
7.3	Order, Decree, Etc	31
7.4	Related Agreements	31
7.5.	No Litigation	31
7.6.	Consents; Regulatory Compliance	31
7.7	IBC Financial Statements	32
7.8	Conduct of Business	32
7.9	IBC Stock Price	32

ARTICLE VIII INDEMNIFICATION		32

8.1	Indemnification	32
8.2	Survival	34
8.3	Indemnification Procedure	35
8.4	Indemnification Payments by Shareholders: Adjustments	36
8.5	Right to Set Off	37
8.6	Release by Shareholders	37

ARTICLE IX NONDISCLOSURE OF CONFIDENTIAL INFORMATION		37

9.1	Shareholders	37
9.2	IBC	38
9.3	Damages	38

ARTICLE X FEDERAL SECURITIES ACT REPRESENTATIONS		38

10.1	Economic Risk, Sophistication	39
10.2	Sales of Stock	39

ARTICLE XI GENERAL		39

11.1	Termination	39
11.2	Effect of Termination	40
11.3	Cooperation	40
11.4	Successors and Assigns	41
11.5	Entire Agreement	41
11.6	Counterparts	41
11.7	Brokers and Agents	41
11.8	Expenses	41
11.9	Specific Performance, Remedies	42
11.10	Notices	42
11.11	Governing Law	44
11.12	Absence of Third Party Beneficiary Rights	44
11.13	Mutual Drafting	44
11.14	Further Representation	44
11.15	Amendment; Waiver	44
11.16	Severability	44
11.17	Shareholders' Representatives	44
11.18	Trustee Exculpation	45

ANNEXES AND SCHEDULES

Annex I	List of Mepco Shareholders and Owned Mepco Shares
Annex II	Certificate of Merger
Annex III	[Reserved]
Annex IV	Calculation of Annual Earn Out Amounts
Annex V	Allocations and Transfer Pricing
Annex VI	Expected Contingent Consideration
Annex VII	Form Employment Agreement
Annex VIII	Form Noncompetition Agreement
Annex IX	Form Lease Agreement
Annex X	Form Registration Rights Agreement
Annex XI	Form Independent Bank Senior Loan Agreement
Annex XII	[Reserved]
Annex XIII	Form Management Continuity Agreement

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated February 24, 2003, is made by and among INDEPENDENT BANK CORPORATION, a Michigan corporation (“IBC”), IBC MERGER CO., INC., a Michigan corporation (“NEWCO”), MEPCO INSURANCE PREMIUM FINANCING, INC., an Illinois corporation (“Mepco”), and the shareholders of Mepco (each a “Shareholder” and collectively referred to as the “Shareholders”).

RECITALS

        A.      The respective Boards of Directors of NEWCO and Mepco (which together are sometimes referred to as the “Constituent Corporations”) deem it advisable and in the best interests of the Constituent Corporations and their respective shareholders that Mepco merge with and into NEWCO (the “Merger”) pursuant to this Agreement and Plan of Merger (the “Agreement”) and the applicable provisions of the laws of the state of Michigan and the state of Illinois.

        B.      The Board of Directors of each of the Constituent Corporations and IBC, and the Shareholders, have approved and adopted this Agreement as a plan of reorganization within the provisions of Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the “Code”).

        C.      There are, as of the date of this Agreement, 1,131.802 issued and outstanding shares of Class A common stock of Mepco and no issued and outstanding shares of Class B common stock of Mepco, all of which are held by the Shareholders and in the amounts listed in attached Annex I. Pursuant to the Articles of Incorporation of Mepco, as amended through the date of this Agreement, shares of Class A Common Stock and Class B Common Stock are entitled to vote, but neither Class A Common Stock nor Class B Common Stock are entitled to vote as a class, except as may be provided in the Illinois Business Corporation Act (the “Illinois Statute”) or other applicable law.

        D.      There are, as of the date of this Agreement, 100 issued and outstanding shares of common stock of NEWCO, which shares are entitled to vote. The common stock of NEWCO is the only authorized class of stock of NEWCO.

        E.      Pursuant to the Merger, each outstanding share of Class A common stock of Mepco held as of the Effective Time (a “Mepco Share”) shall be converted into the right to receive the Merger Consideration (as defined in Section 1.2(b) of this Agreement), upon the terms and subject to the conditions set forth in this Agreement.

        NOW, THEREFORE, in consideration of the foregoing recitals, which shall constitute a part of this Agreement, and the mutual promises contained in this Agreement, and intending to be legally bound thereby, the parties agree as follows:

ARTICLE I
THE MERGER

        1.1      The Merger.

        (a)        Effective Time. At the Effective Time, Mepco shall be merged with and into NEWCO pursuant to this Agreement and the separate corporate existence of Mepco shall cease. NEWCO, as it exists from and after the Effective Time, is sometimes hereinafter referred to as the “Surviving Corporation.” For the purpose of causing the Merger to become effective, the parties shall cause a certificate of merger (in the form of attached Annex II) to be filed with the Michigan Department of Consumer and Industry Services in accordance with the provisions of the Michigan Statute (the “Certificate of Merger”), and Articles of Merger shall be filed with the Secretary of State of the State of Illinois in accordance with the provisions of the Illinois Statute, and the Merger shall become effective upon the time and date set forth in the Certificate of Merger (the “Effective Time”). The Effective Time shall be the close of business on the date specified in the Certificate of Merger, which shall be the Closing Date. The Certificate of Merger shall be executed on such date and at such place as may be mutually agreed upon by the parties or, in the absence of such agreement, on such date as either IBC or the Shareholders determine upon five (5) day’s written notice to the other party (the “Closing”), following the satisfaction or waiver of the conditions set forth in Articles VI and VII of this Agreement. Scheduling or commencing the Closing shall not, however, constitute a waiver of the conditions precedent of either party as set forth in Articles VI and VII, respectively. The date of the Closing shall be the Closing Date.

        (b)        Effects of the Merger. The Merger shall have the effects provided therefor by the Michigan Business Corporation Act (the “Michigan Statute”) and Illinois Statute. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time (i) all the rights, privileges, powers and franchises, of a public as well as of a private nature, and all property, real, personal and mixed, and all debts due on whatever account, including, without limitation, subscriptions to shares, and all other choses in action, and all and every other interest of or belonging to or due to Mepco or NEWCO shall be taken and deemed to be transferred to, and vested in, the Surviving Corporation, without further act or deed; all property, rights and privileges, powers and franchises and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation, as they were of Mepco and NEWCO and (ii) all debts, liabilities, duties and obligations of Mepco and NEWCO shall become the debts, liabilities and duties of the Surviving Corporation and the Surviving Corporation shall thenceforth be responsible and liable for all the debts, liabilities, duties and obligations of Mepco and NEWCO and neither the rights of creditors nor any liens upon the property of Mepco or NEWCO shall be impaired by the Merger, and may be enforced against the Surviving Corporation.

        (c)        Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall determine that any further assignments or assurances or any other acts are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its rights, title, or interest in, to, or under any of the rights, properties, or assets of Mepco acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or to otherwise carry out the purposes of this Agreement, then Mepco and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect, or confirm title to and possession of such rights, properties, or assets in the Surviving Corporation and to otherwise carry out the purposes of this Agreement. The proper officers and directors of the Surviving Corporation shall then be fully authorized in the name of Mepco or otherwise to take any and all such action as may be contemplated by this Article I.

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(d) Name. The name of the Surviving Corporation shall be Mepco Insurance Premium Financing, Inc.

(e) Articles of Incorporation. The Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation of NEWCO as in effect immediately prior to the Effective Time.

(f) Bylaws. The Bylaws of the Surviving Corporation shall be the Bylaws of NEWCO as in effect immediately prior to the Effective Time.

        (g)        Directors and Officers. The directors of the Surviving Corporation shall be comprised of five (5) persons, three (3) of whom shall be the persons who were directors of NEWCO immediately prior to the Effective Time, and the other two (2) directors shall be Edward Walder and Paul Walder, each member to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation. The officers of the Surviving Corporation shall be the persons who were officers of Mepco immediately prior to the Effective Time, and Robert N. Shuster as Vice President, each of whom will hold office in accordance with the Bylaws of the Surviving Corporation, and in each case until their respective successors are duly elected or appointed and qualified.

        1.2      Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of IBC, NEWCO, Mepco or any Shareholder, the shares of capital stock of each of the Constituent Corporations shall be converted as follows:

        (a)        Conversion and Transfer of NEWCO Stock. Each issued and outstanding share of common stock, no par value per share of NEWCO, shall be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation, which converted shares shall constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation immediately after the Effective Time. Each stock certificate of NEWCO evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation. Immediately following the Effective Time, IBC shall cause the shares of common stock of the Surviving Corporation to be transferred, as a capital contribution, to its wholly owned subsidiary, Independent Bank, a Michigan banking corporation (“IB”).

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        (b)        Conversion of Mepco Stock. Subject to the terms and conditions of this Agreement, each Mepco Share which is outstanding immediately prior to the Effective Time shall automatically be canceled and extinguished and converted, without any action on the part of the holder thereof, into, and become exchangeable for (i) cash, payable in the form of immediately available funds, in an amount equal to Five Million Dollars ($5,000,000), divided by the total number of issued and outstanding Mepco Shares at the Effective Time (the “Total Mepco Shares”), (ii) the number of shares of IBC Stock equal to the Conversion Ratio, and (iii) the right to receive an amount equal to the Contingent Consideration divided by the Total Mepco Shares (the sum of which is referred to collectively as the “Merger Consideration”). All Mepco Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any Mepco Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon the surrender of such certificates in accordance with Section 1.5 of this Agreement. Payment of the Merger Consideration to the Shareholders pursuant to the terms of this Agreement is the joint and several obligation of IBC and the Surviving Corporation. The Merger Consideration shall be determined in accordance with the following definitions:

        (i)        Conversion Ratio. The “Conversion Ratio” shall mean a fraction (i) the numerator of which shall equal (x) Five Million Dollars ($5,000,000) divided by (y) the Average Price of IBC Stock, and (ii) the denominator of which shall equal the Total Mepco Shares.

        (ii)        Average Price of IBC Stock. The “Average Price of IBC Stock” shall mean the per share average of the last reported sale price of a share of IBC Stock as quoted on the NASDAQ National Market System, during the twenty (20) trading days immediately preceding (1) the Closing Date, in the case of the payment as of Closing, or (2) the date which immediately precedes that Contingent Consideration Payment Date, in the case of any Contingent Consideration Payment.

        (iii)        Contingent Consideration. The “Contingent Consideration” shall mean the sum of the Lawsuit Amount and the Earn Out Amount. The Contingent Consideration shall be payable in separate installments, each a “Contingent Consideration Payment,” and the date of any payment shall be referred to as the “Contingent Consideration Payment Date.” In no event shall any of the Lawsuit Amount or any Annual Earn Out be less than $0. Each Contingent Consideration Payment shall be payable in equal percentages of cash and IBC Stock, as a result of which the Shareholders shall be paid the following for each Mepco Share, (a) cash, payable in the form of immediately available funds, equal to fifty percent (50%) of that Contingent Consideration Payment, divided by the Total Mepco Shares, plus (b) shares of IBC Stock equal to the Contingent Consideration Conversion Ratio. The “Contingent Consideration Conversion Ratio” shall mean a fraction (i) the numerator of which shall equal (x) fifty percent (50%) of that Contingent Consideration Payment divided by (y) the Average Price of IBC Stock, and (ii) the denominator of which shall equal the Total Mepco Shares. Notwithstanding the foregoing, if the aggregate market value of the shares of IBC Stock issuable to the Shareholders for that Contingent Consideration Payment, determined as of the close of business on the date immediately preceding that Contingent Consideration Payment Date, and based upon the last reported sale price of IBC Stock on such date, is less than forty percent (40%) of that Contingent Consideration Payment, then IBC shall cause to be issued to the Shareholders such additional shares of IBC Stock such that the aggregate market value of all of such shares, determined in accordance with this sentence, shall equal forty percent (40%) of that Contingent Consideration Payment.

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        (iv)        Lawsuit Amount. The “Lawsuit Amount” shall mean the actual amount paid to and received by the Surviving Corporation as a result of the Final Resolution of the litigation listed as item 5 in Schedule 3.15 (the “Lawsuit”), less (1) all legal fees and out-of-pocket litigation costs incurred by the Surviving Corporation after the Effective Time in connection with the Lawsuit, and less (2) all income taxes and other taxes incurred by the Surviving Corporation as a result of the receipt of the amount paid to and received by the Surviving Corporation as a result of the Final Resolution of the Lawsuit. The “Final Resolution” of the Lawsuit shall mean either (a) the final settlement and dismissal with prejudice of all claims made and pending in the Lawsuit, or (b) the final and binding judgment rendered by the court and the waiver, expiration or resolution of all appeals therefrom.

        (v)        Earn Out Amount. The “Earn Out Amount” shall mean the sum of the Annual Earn Outs. The Annual Earn Outs shall be determined in accordance with attached Annex IV, based upon the Adjusted Annual Net Income of the Surviving Corporation during each of the first five (5) full twelve (12) consecutive month periods beginning as of (x) if the Closing Date is on or prior to the fifth (5th) day of a calendar month, the first day of such month, or (y) if the Closing Date is on or after the sixth (6th) day of a calendar month, the first day of the next calendar month (each an “Annual Earn Out Period”). Notwithstanding the foregoing, if IBC defaults in its obligation to provide financing under the Independent Bank Senior Loan Agreement and the Surviving Corporation is able to secure such replacement financing within the six (6) month period following such default, then (i) the Annual Earn Out Period during which such default occurs (the “Default Annual Earn Out Period”) shall be extended by the number of days required by the Surviving Corporation to secure such replacement financing (the “Default Cure Period”), (ii) the Adjusted Annual Net Income of the Surviving Corporation for the Default Annual Earn Out Period shall exclude the days that comprise the Default Cure Period, and (iii) the date of commencement of all Annual Earn Out Periods subsequent to the Default Annual Earn Out Period, if any, shall be delayed by the Default Cure Period. Subject to the foregoing, the Adjusted Annual Net Income of the Surviving Corporation for each Annual Earn Out Period shall mean:

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        (A)               the after tax income of the Surviving Corporation for that period, as computed in accordance with generally accepted accounting principles consistently applied (“GAAP”) and after giving effect to (1) the allocations and requirements described in attached Annex V, and (2) the Mepco Tax Rate, but excluding the effect, if any, on the Surviving Corporation from (i) any expenses or income attributable to or resulting from the Lawsuit, (ii) any expense attributable to the full or partial write-off (excluding depreciation or amortization), if any, of the Actual Investment in the System, or (iii) any purchase accounting adjustments attributable to the Merger;

        (B)               reduced by the product of (1) the average of the daily outstanding balance under the Independent Bank Senior Loan Agreement for that Annual Earn Out Period, (2) the difference of 140 basis points less the Applicable Margin (as defined in the Independent Bank Senior Loan Agreement), and (3) the difference of (1 – the Mepco Tax Rate); and

        (C)               if the DZ Facility (described in attached Schedule 3.3(b)) is terminated, reduced by the product of (1) Two Hundred Thirteen Thousand Three Hundred Thirty-three Dollars ($213,333), (2) a fraction, the numerator of which shall equal the number of days during that Annual Earn Out Period that the DZ Facility was terminated and the denominator of which equals 365, and (3) the difference of (1 – the Mepco Tax Rate). If the DZ Facility is terminated, any break-up fee paid by the Surviving Corporation or any other affiliate or subsidiary of IBC shall not be deducted in computing the Adjusted Annual Net Income of the Surviving Corporation, and any write downs associated with the related capitalized costs resulting from such termination shall not be deducted in computing the Adjusted Annual Net Income of the Surviving Corporation.

“System”shall mean the Mepco Atlas Warranty and Premium Finance System.

The “Actual Investment in the System” shall mean the sum of (1) $2,886,519 as of (and including) January 31, 2003; plus (2) Mepco’s investment in the System from and including February 1, 2003 through and including the Effective Time; plus (3) the Surviving Corporation Investment in the System subsequent to the Effective Time and through and including the System Operation Date. “Surviving Corporation Investment in the System” shall mean the total of the Surviving Corporation’s direct costs related to the System with regard to (a) goods or services provided by third parties and verifiable by invoices, and (b) services provided by persons who were hired after the date of this Agreement by Mepco or the Surviving Corporation and who had previously rendered third party services to Mepco or the Surviving Corporation (which for the purposes of this item (b) shall include only that portion of such person’s base salary and benefits that are directly attributable to time spent working on the System by such person); provided that the “Surviving Corporation Investment in the System” shall exclude those costs that are required to be expensed in accordance with GAAP but shall include those costs that are required to be capitalized in accordance with GAAP.

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The “System Operation Date” shall mean the first date on which new contracts are exclusively entered into, and serviced using, the System; provided that during the entire six month period immediately following such date all new contracts are exclusively entered into, and serviced using, the System and no new contracts are entered into, or serviced using, Mepco’s existing PFLM system.

The Mepco Tax Rate shall mean thirty-seven percent (37%), which shall be adjusted to give effect to the Surviving Corporation’s actual effective tax rate for that Annual Earn Out Period if there occurs any tax law or other changes, after the Effective Time, that affects the Surviving Corporation’s actual, effective tax rate.

Not later than thirty (30) days following the last day of each Annual Earn Out Period, IBC shall determine the Annual Earn Out for such period based on the books and records of the Surviving Corporation. IBC shall deliver its determination of each Annual Earn Out (the “Preliminary Annual Earn Out”) to the Shareholders’ Representative, as defined in Section 11.17 (the “Annual Earn Out Notice”). Thereafter, the Shareholders’ Representative shall have thirty (30) days from receipt of the Annual Earn Out Notice to notify IBC if the Shareholders’ Representative disputes the Preliminary Annual Earn Out and the basis therefor (the “Annual Earn Out Dispute Notice”). If IBC has not received the Annual Earn Out Dispute Notice within the thirty (30) day time period, the Preliminary Annual Earn Out shall become the Annual Earn Out. If, on the other hand, IBC has received the Annual Earn Out Dispute Notice within the required thirty (30) day period, then IBC and the Shareholders’ Representative shall mutually agree upon an independent accounting firm to resolve the dispute to determine the Annual Earn Out. If IBC and the Shareholders’ Representative cannot agree on an independent accounting firm, or otherwise agree upon the Annual Earn Out within ten (10) days after IBC’s receipt of the Annual Earn Out Dispute Notice from the Shareholders’ Representative, IBC’s Chief Executive Officer, on behalf of IBC, and the Shareholders’ Representative, on behalf of the Shareholders, shall select among Deloitte & Touche LLP, Ernst & Young LLP or PricewaterhouseCoopers LLP, whose determination of the Annual Earn Out shall be final and binding on the parties. The cost of the independent accounting firm shall be borne by the party (either IBC or the Shareholders), whose determination of the Annual Earn Out was furthest from the determination of the independent accounting firm, or equally by IBC and the Shareholders in the event the determination by the independent accounting firm is equidistant between the determination of the parties.

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        1.3      Contingent Adjustment to Merger Consideration.

        (a)        Equity Adjustment. Mepco and the Shareholders (collectively the “Subject Parties” and individually a “Subject Party”) individually and not jointly or severally represent and warrant to and covenant with IBC that, as determined in accordance with GAAP, the shareholders’ equity accounts of Mepco as of immediately prior to the Effective Time (the “Net Worth”) will be at least (i) Three Million Dollars ($3,000,000), plus (ii) the amount of capitalized legal expenses attributable to Lawsuit incurred until the Effective Time, minus (iii) the after-tax writedown, if any, recorded prior to the Effective Time, of the receivable related to the Lawsuit (collectively, the “Minimum Net Worth”). The Merger Consideration shall be reduced by the amount by which the Minimum Net Worth exceeds the Net Worth (the “Reduction Amount”) or increased by the amount by which the Net Worth exceeds the Minimum Net Worth (the “Additional Amount”). The Reduction Amount or Additional Amount shall be allocated proportionately between the cash and shares of IBC Stock to be paid and issued in exchange for the Mepco Shares in connection with the Merger. For purposes of determining the payment of any Reduction Amount or Additional Amount, the value of the shares of IBC Stock shall equal the Average Price of IBC Stock determined under Section 1.2(b)(ii) above for the period ending as of the last business day immediately preceding the final determination of the Reduction Amount or the Additional Amount.

        (b)        Procedures. Not later than thirty (30) days following the Effective Time, IBC shall determine the Net Worth based on the books and records of Mepco as of the Effective Time. If IBC determines that the Minimum Net Worth is less than or exceeds the Net Worth, it shall deliver its determination of that amount (the “Preliminary Adjustment Amount”) to the Shareholders’ Representative (the “Adjustment Notice”). Thereafter, the Shareholders’ Representative shall have thirty (30) days from receipt of the Adjustment Notice to notify IBC if the Shareholders’ Representative disputes the Preliminary Adjustment Amount and the basis therefor (the “Dispute Notice”). If IBC has not received the Dispute Notice within the thirty (30) day time period, the Preliminary Adjustment Amount shall become either the Reduction Amount or the Additional Amount, as the case may be. If, on the other hand, IBC has received the Dispute Notice within the required thirty (30) day period, then IBC and the Shareholders’ Representative shall mutually agree upon an independent accounting firm to resolve the dispute to determine the Net Worth. If IBC and the Shareholders’ Representative cannot agree on an independent accounting firm, or otherwise agree upon the Net Worth within ten (10) days after IBC’s receipt of the Dispute Notice from the Shareholders’ Representative, IBC’s Chief Executive Officer, on behalf of IBC, and the Shareholders’ Representative, on behalf of the Shareholders, shall select among Deloitte & Touche LLP, Ernst & Young LLP or PricewaterhouseCoopers LLP, whose determination of the Net Worth shall be final and binding on the parties. The cost of the independent accounting firm shall be borne by the party (either IBC or the Shareholders), whose determination of the Net Worth was furthest from the determination of the independent accounting firm, or equally by IBC and the Shareholders in the event the determination by the independent accounting firm is equidistant between the determination of the parties. The Reduction Amount or Additional Amount, if any, shall be paid within five (5) business days following the final determination of such amount. The obligation to repay any Reduction Amount shall be the individual, and not joint or several, obligation of each of (i) the Edward M. Walder Trust (the “EMW Trust”) and the Paul M. Walder Trust (the “PMW Trust”, and together with the EMW Trust, the “Walder Shareholders”), jointly and severally with respect to each other, and (ii) Nationwide Acceptance Corporation (the “Nationwide Shareholder”), and shall not be subject to the indemnification provisions of Article VIII of this Agreement. In no event shall either of the Walder Shareholders or the Nationwide Shareholder be obligated to repay more than such party’s Pro Rata Share of any Reduction Amount. For purposes of this Agreement, “Pro Rata Share” of any Shareholder or group of Shareholders shall mean a fraction (i) the numerator of which shall equal the number of Mepco Shares held by such Shareholder or group of Shareholders immediately prior to the Effective Time and (ii) the denominator of which shall equal the Total Mepco Shares.

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        1.4      Conditional Acceleration of Payment of Contingent Consideration. If IBC (a) terminates the Employment Agreements with Edward Walder and/or Paul Walder referenced in Section 2.1 below, except for Cause (as defined in such Agreements), Disability (as defined in such Agreements) or the death of such employee, or (b) defaults in its obligation to provide financing under the Independent Bank Senior Loan Agreement and the Surviving Corporation is unable to secure such replacement financing within the six (6) month period following such default, the Shareholders shall have the option, by written notice from the Shareholders’ Representative to IBC (the “Default Notice”) within the one (1) year period immediately following the occurrence, if any, of each of (a) and (b) (a “Default”), to cause IBC to pay to all of the Shareholders the Expected Contingent Consideration (as set forth in attached Annex VI) for each Annual Earn Out Period that has not been completed prior to the date of the Default Notice. If the Default is a result of Section 1.4(a) above, the Expected Contingent Consideration shall include the Additional Expected Amount (as set forth in Annex VI). Notwithstanding the foregoing, the Expected Contingent Consideration that is payable shall be discounted at an annual rate equal to twenty-five percent (25%) for the number of days between the date of the Default Notice and the date such Contingent Consideration Payment(s) would have been paid, but for such Default. The Expected Contingent Consideration shall be paid within fifteen (15) days after the date of IBC’s receipt of the Default Notice. After the date of the Default Notice, no further Contingent Consideration Payments shall be due or made, (i) except, in the event of a Default under Section 1.4(b) above, for the Lawsuit Amount, which shall be payable in accordance with Section 1.2(b)(iii), and (ii) unless the date of the Default Notice is after the last day of the immediately preceding Annual Earn Out Period and prior to the Shareholders’ receipt of the Annual Earn Out Amount for that Annual Earn Out Period, in which case that Annual Earn Out shall be paid in accordance with Section 1.2(b)(v).

        1.5      Exchange of Certificates.

        (a)        IBC to Provide Common Stock. At the Closing and upon receipt of the Certificates and/or other documents referred to in Section 1.5(b), IBC shall cause to be delivered to the Shareholders the shares of IBC Stock and cash determined under Section 1.2(b)(i) and (ii) in exchange for the Mepco Shares.

        (b)        Certificate Delivery Requirements. At the Closing, the Shareholders shall deliver to IBC the certificates representing the Mepco Shares (the “Certificates”), duly endorsed in blank by the Shareholders, or accompanied by blank stock powers. The Shareholders shall promptly cure any deficiencies with respect to the endorsement of the Certificates or other documents of conveyance with respect to the stock powers accompanying the Certificates. Until delivered as contemplated by this Section 1.5(b), each Certificate shall be deemed at any time after the Effective Time to represent the right to receive upon such surrender the Merger Consideration.

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        (c)        No Further Ownership Rights in Capital Stock of Mepco. All IBC Stock and cash delivered upon the surrender for exchange of Mepco Shares in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to the Mepco Shares, and following the Effective Time, the Certificates (whether or not delivered) shall have no further rights to, or ownership in, shares of capital stock of Mepco. There shall be no further registration or transfers on the stock transfer books of the Surviving Corporation of the Mepco Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 1.5.

ARTICLE II
FURTHER AGREEMENTS

        2.1      Employment Agreements. Prior to or at the Closing, the Surviving Corporation, as employer, and Howard Walder, Edward Walder and Paul Walder, respectively, as employees, shall each execute and deliver Employment Agreements with the Surviving Corporation, each of which is in the form of attached Annex VII-1 through Annex VII-3, respectively, providing for the terms and conditions of their respective employment by the Surviving Corporation.

        2.2      Noncompetition Agreement. Prior to or at the Closing, each of the individuals listed in Section 2.1 and the Surviving Corporation shall execute and deliver a Noncompetition Agreement, in the form of attached Annex VIII (the “Noncompetition Agreement”), whereby each individual shall agree not to compete with the Surviving Corporation in the Territory (as defined therein) and during the Noncompetition Period (as defined therein).

        2.3      Lease Agreement. Prior to or at the Closing, the Surviving Corporation and MIPF, L.L.C. shall execute and deliver a Lease Agreement, in the form of attached Annex IX, for the Surviving Corporation’s lease of the premises located at 174 North Michigan Avenue, Chicago, Illinois.

        2.4      Registration of Shares. Prior to or at the Closing, IBC and the Shareholders shall execute and deliver a Registration Rights Agreement, in the form of attached Annex X.

        2.5      Independent Bank Senior Loan Agreement. Prior to or at the Closing, IB and the Surviving Corporation shall execute and deliver the Independent Bank Senior Loan Agreement, in the form of attached Annex XI, whereby IB shall (a) provide certain financing to the Surviving Corporation after the Effective Time, and (b) agree that it shall pay, in full, all of the Outstanding Subordinated Debt, as set forth in attached Schedule 3.9, at the Closing.

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ANNEX IV

Calculation of Annual Earn Out Amounts

        The Annual Earn Out for each Annual Earn Out Period shall be based upon the Surviving Corporation’s Adjusted Annual Net Income (“AANI”), as defined in Section 1.2(b)(v) in accordance with the following:

Annual Earn Out Period	The Annual Earn Out Shall Equal the Following Amounts:

1. First	a. 100% of AANI between $300,000 and $1,264,000; plus b. 80% of AANI between $1,264,000 and $2,264,000; plus c. 50% of AANI above $2,264,000

2. Second	a. 100% of AANI between $800,000 and $2,650,000; plus b. 70% of AANI between $2,650,000 and $3,650,000; plus c. 50% of AANI above $3,650,000

3. Third	a. 100% of AANI between $1,250,000 and $3,100,000; plus b. 60% of AANI between $3,100,000 and $6,400,000; plus c. 50% of AANI above $6,400,000

4. Fourth	a. 100% of AANI between $2,250,000 and $4,500,000; plus
b.      50% of AANI above $4,500,000; minus
c.      if the System Operation Date has not occurred prior to the expiration of the fourth
Annual Earn Out Period, the System Excess Amount

5. Fifth	a. If the System Operation Date has occurred prior to the expiration of the fourth
         Annual Earn Out Period: (i) 50% of AANI between $0 and $4,239,000, minus (ii) the
         System Excess Amount; or
b.      If the System Operation Date has not occurred prior to the expiration of the fourth
Annual Earn Out Period: zero dollars.

ANNEX V

Allocations and Transfer Pricing

        The Adjusted Annual Net Income of the Surviving Corporation shall be determined in accordance with the following:

1.      Corporate Overhead Allocation

        The Surviving Corporation will receive certain services from IBC, including accounting/finance, internal audit and human resources services. Consistent with existing IBC policies, the Surviving Corporation will be charged a ratable portion of IBC’s total corporate overhead expense based on average assets. The Surviving Corporation’s portion of IBC’s 2003 corporate overhead allocation will equal $13,500 per month. Thereafter, corporate overhead allocation may be adjusted to add reasonable additional services that the Surviving Corporation requires.

        If IBC receives services from the Surviving Corporation (e.g., licensing of the System for non-Mepco-specific activities), IBC or its Subsidiaries shall pay a commensurate fee.

        Any other expenses incurred at the IBC corporate level directly attributable to the Surviving Corporation will be passed through at IBC’s cost.

2.      Audit and Tax Fees

        The Surviving Corporation will bear any reasonable incremental audit and tax fees levied by IBC’s auditors resulting directly from the Surviving Corporation’s inclusion as a subsidiary of IBC.

3.      Transfer Pricing

        If IBC is unwilling or unable to provide the financing under the Independent Bank Senior Loan Agreement at any time in any of the Annual Earn Out Periods, the Surviving Corporation will have the right to seek and secure senior debt financing from a third party and, as a result of which, the Adjusted Annual Net Income for that Earn Out Period shall be increased by an amount equal to the product of (a) the amount by which (i) the all-in financing rate to the Surviving Corporation from the third party exceeds (ii) the Loan Rate, as defined in the Independent Bank Senior Loan Agreement, (b) the average daily balance of the Surviving Corporation’s senior debt, and (c) the difference of (1 – the Mepco Tax Rate).

ANNEX VI

Expected Contingent Consideration

        The Expected Contingent Consideration for each Annual Earn Out Period is as follows:

Annual Earn Out Period:	First	Second	Third	Fourth	Fifth

Expected Contingent Consideration:	$904,928	$1,854,246	$3,833,746	$4,329,710	$2,119,500

        The Additional Expected Amount shall mean the amount equal to Eight Hundred Eighty Thousand Five Hundred Dollars ($880,500).

Exhibit 2

Specific Allocations as % of Impaired Loans
With Large Commercial Charge-Offs (Actual)

	2004	2005	% Change Over 2004	2006	% Change Over 2005	% Change Over 2004

Specific allocations	$2,874	$1,418	-50.66%	$2,631	85.54%	-8.46%

	2004	2005	% Change Over 2004	2006	% Change Over 2005	% Change Over 2004

Impaired loans	$11,807	$7,384	-37.46%	$20,706	180.42%	75.37%

	2004	2005	% Change Over 2004	2006	% Change Over 2005	% Change Over 2004

Specific allocations
(% of Impaired loans)	24.34%	19.20%	-5.14%	12.71%	-6.50%	-11.64%

Exhibit 3

	Large Commercial Charge-Offs Processed in 2006

	Balance Prior To Charge-Off	Specific Reserve	Charge-off Processed in 2006	New Balance As of 12/31/06	New Reserve As of 12/31/06

Loan #1	$4,707,222	$1,286,262	$1,280,000	$3,427,222	$0
Loan #2	$3,308,592	$2,016,674	$2,016,674	$1,291,918	$0
Loan #3	$443,051	$397,919	$350,000	$93,051	$16,419
Loan #4	$659,851	$659,851	$659,851	$0	$0

Exhibit 4

Specific Allocations as % of Impaired Loans
Without Large Commercial Charge-Offs (For Illustration)

	2004	2005	% Change Over 2004	Actual 2006	Add Back Eliminated Reserves	Revised 2006	% Change Over 2005	% Change Over 2004

Specific allocations	$2,874	$1,418	-50.66%	$2,631	4,354	$6,985	392.60%	143.04%

	2004	2005	% Change Over 2004	Actual 2006	Add Back Eliminated Balances	Revised 2006	% Change Over 2005	% Change Over 2004

Impaired loans	$11,807	$7,384	-37.46%	$20,706	4,307	$25,013	238.75%	111.85%

	2004	2005	% Change Over 2004	Actual 2006	Revised 2006	% Change Over 2005	% Change Over 2004

Specific allocations (% of Impaired loans)	24.34%	19.20%	-5.14%	12.71%	27.93%	8.72%	3.58%

Exhibit 5

Allocation of the Allowance for Loan Losses

	12/31/2004	12/31/2005	% Change Over 2004	12/31/2006	% Change Over 2005	% Change Over 2004

Specific allocations	$2,874	$1,418	-50.66%	$2,631	85.54%	-8.46%
Other adversely rated loans	$9,395	$8,466	-9.89%	$9,303	9.89%	-0.98%
Historial loss allocations	$5,522	$6,135	11.10%	$7,482	21.96%	35.49%
Additional allocations based on subjective factors	$6,371	$6,401	0.47%	$7,463	16.59%	17.14%
Allowance at end of period	$24,162	$22,420	-7.21%	$26,879	19.89%	11.24%